Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001 -23 A Publicly-Listed Company NIRE 35300010230 ANNOUNCEMENT TO THE MARKET Itaú Unibanco Holding S.A. 4th Quarter 2021 Result Itaú Unibanco Holding S.A. (“Company”) announces to its shareholders and the market at large that the Complete Financial Statements and the Management Discussion and Analysis for the 4th quarter of 2021 ending December 31, 2021 are already available on the Investor Relations website (www.itau.com.br/investor-relations). Additionally, we forward the information described below: • Press Presentation on the quarterly result, scheduled for 02/11/2022 at 9:00 am (Brasília official time) (Attachment 01); • Presentation of the virtual meeting on the quarterly result, scheduled for Friday, 02/11/2022 at 08:00 am (EDT) (Attachment 02); • Institutional Presentation of the 4th quarter of 2021 (Attachment 03). The expectations and tendencies presented are based on information available up to the moment and involve risks, uncertainties, and assumptions that may be beyond our control. These information’s strengthen our commitment to transparency in our disclosures to the many strategic audiences we have. São Paulo - SP, February 11, 2022. Renato Lulia Jacob Group Head of Investor Relations and Market Intelligence

Attachment 01 (portuguese only)

Itaú Unibanco Holding S.A. teleconferência com a imprensa 4T21 Milton MaluhyFilho Alexsandro Broedel Renato Lulia Jacob Presidente ChiefFinancial Officer (CFO) Diretor de Relações com Investidores e Inteligência de Mercado São Paulo, 11 de fevereiro de 2022

Um banco em transformação

cultural

migração total para o modelo de comunidades
21 mil pessoas até o fim de 2022

nova estrutura
menos hierarquia e mais agilidade nas tomadas de decisões

forma de trabalho
integração entre negócios, design e tecnologia, com estruturas mais horizontais digital

tempo médio para implantação
redução de 44% em relação à 2019

aumento da capacidade competitiva
300 implantações/dia
+1.400% (vs. 2016)

investimento em tecnologia
crescimento de 60% nos últimos dois anos

com foco na experiência do cliente

participação de 63% nas vendas
o Digital já é o principal canal de distribuição
+24 p.p. (vs. 4T20)

R$ 19 bilhões em 2021
negócios com conexões O2O (phygital e omnichannel)

22,8 milhões de clientes
adquiridos digitalmente em 2021
+ 256% (vs. 2020)

o custo de aquisição de clientes
está nos seus mínimos históricos

"all time high" em satisfação de clientes
NPS cresceu em todos os nossos segmentos de Varejo em 2021

aumento de 31% no fluxo de transações
de nossos clientes em 2021 (R$17 trilhões)

2

destaques do trimestre

variação 4T21 vs. 3T21

carteira de crédito	cartão de crédito	crédito imobiliário PF	crédito pessoal
R$ 1.027 bi ^ 6,7%	^ 15,5%	^ 8,3%	^ 9,6%

margem com clientes	cartões emitidos	serviços e seguros	índice de eficiência	Brasil
R$ 19,9 bi ^ 13,2%	# 4,8 mi ^ 3,0%	R$ 11,9 bi ^ 2,9%	43,0% v 1,0 p.p.	40,7% v 1,4 p.p.

+ 8,8 milhões de clientes
adquiridos digitalmente no 4T21

^ 54%
vs. 3T21

iti Itaú

14,6 milhões de clientes
em dez/21

4,7 mi
novos clientes no 4T21

86%
não correntistas

resultado recorrente gerencial

consolidado	Brasil
R$ 7,2 bi	R$ 6,6 bi
^ 5,6%	^ 2,9%

ROE recorrente gerencial

consolidado	Brasil
20,2%	20,9%
^ 0,5 p.p.	^ 0,4 p.p.

índice de capital nível 1

13,0%
^ 0,1 p.p.

3

cenário macroeconômico 2021 2022e PIB – Brasil1 4,4% -0,5% SELIC (final do ano) 9,25% 12,50% Inflação (IPCA) 10,1% 5,5% Desemprego2 11,7% 13,1% Dólar³ 5,57 5,50 (1) PIB 2021 projetado; (2) PNAD Contínua, fim do ano; (3) final do período. 4 Corporativo | Interno

guidance 2022

	Consolidado	Brasil[1]	
carteira de crédito total[2]	entre 9,0% e 12,0%	entre 11,5% e 14,5%	
margem financeira com clientes	entre 20,5% e 23,5%	entre 22,0% e 25,0%	
margem financeira com o mercado	entre R$ 1,0 bi e R$ 3,0 bi	entre R$ 0,3 bi e R$ 2,3 bi	impacto de cerca de R$ 2 bilhões em função do hedge do índice de capital
custo do crédito[3]	entre R$ 25,0 bi e R$ 29,0 bi	entre R$ 23,0 bi e R$ 27,0 bi	
receita de prestação de serviços e resultado de seguros[4]	entre 3,5% e 6,5%	entre 4,0% e 7,0%	considera o resultado de 2021 ajustado excluindo a participação na XP Inc.
despesas não decorrentes de juros	entre 3,0% e 7,0%	entre 3,0% e 7,0%	Índice de eficiência no Brasil inferior a 40% no 4T22. Custo core nominalmente estável em 2022
alíquota efetiva de IR/CS	entre 30,0% e 33,0%	entre 31,0% e 34,0%	
ROE recorrente gerencial	-	-	ROE sustentável em torno de 20%
capital	-	-	capital nível I acima do apetite de risco

(1) Considera unidades externas ex-América Latina; (2) Inclui garantias financeiras prestadas e títulos privados; (3) Composto pelo resultado de créditos de liquidação duvidosa, impairment e descontos concedidos; (4) Receitas de prestação de serviços (+) resultado de operações de seguros, previdência e capitalização (-) despesas com sinistros (-) despesas de comercialização de seguros, previdência e capitalização.

5

Itaú Unibanco Holding S.A. teleconferência com a imprensa 4T21 Milton MaluhyFilho Alexsandro Broedel Renato Lulia Jacob Presidente ChiefFinancial Officer (CFO) Diretor de Relações com Investidores e Inteligência de Mercado São Paulo, 11 de fevereiro de 2022

Attachment 02

Itaú Unibanco Holding S.A. earnings review 4Q21 São Paulo, February 11th, 2022 quarter highlights 4Q21 vs. 3Q21 change recurring credit managerial result portfolio credit mortgage for personalloans consolidated Brazil cards individuals R$7.2 bn R$6.6 bn R$1,027 bn 15.5% 8.3% 9.6% 5.6% 2.9% 6.7% margin # of cards commissions efficiency recurring with clients issued and insurance ratio managerial ROE Brazil consolidated Brazil R$19.9 bn #4.8 mm R$11.9 bn 43.0% 40.7% 20.2% 20.9% 13.2% 3.0% 2.9% 1.0 p.p. 1.4 p.p. 0.5 p.p. 0.4 p.p. tier I 14.6 million capital of clients 13.0% + 8.8 million 54% in Dec-21 0.1 p.p. clients vs. 3Q21 digitally acquired 4.7 mm 86% new non-account in 4Q21 clients holders in 4Q21 2 Corporativo | Interno

2021 guidance vs. actual credit portfolio total credit portfolio consolidated Brazil between 8.5% and 11.5% between 12.5% and 15.5% 18.1% 23.2% in R$ billions Dec-21 Sep-21 D Dec-20 D individuals 332.6 303.7 9.5% 255.6 30.1% credit card loans 112.1 97.0 15.5% 86.3 30.0% personal loans 42.0 38.3 9.6% 35.1 19.8% payroll loans 63.2 61.2 3.3% 55.3 14.3% auto loans 29.7 28.1 5.6% 23.3 27.2% mortgage 85.6 79.1 8.3% 55.7 53.7% very small, small and middle market loans 157.5 146.3 7.6% 127.6 23.4% individuals + SMEs loans 490.0 450.0 8.9% 383.2 27.9% corporate loans (includes private securities) 313.7 295.1 6.3% 269.0 16.6% total Brazil 803.7 745.1 7.9% 652.2 23.2% Latin America 223.5 217.3 2.8% 217.3 2.8% total with financial guarantees 1,027.2 962.3 6.7% 869.5 18.1% total (ex-foreign exchange rate variation) 1,027.2 960.3 7.0% 858.9 19.6% 3

2021 guidance vs. actual financial margin with clients financial margin with clients consolidated Brazil between 2.5% and 6.5% between 3.0% and 7.0% 8.3% 7.5% consolidated annualized average margin Brazil annualized average margin 8.6% 8.5% 8.6% 8.5% 8.8% 7.3% 7.3% 7.4% 7.4% 7.7% 5.4% 5.3% 5.2% 5.3% financial margin with clients 4.5% 6.2% 6.2% 5.9% 6.0% 5.9% risk-adjusted financial margin with clients 4Q20 1Q21 2Q21 3Q21 4Q21 4Q20 1Q21 2Q21 3Q21 4Q21 change in the financial margin with clients In R$ billions R$2.3 bn (+13.2%) 0.8 0.1 0.3 18.3 1.6 19.9 17.6 16.4 0.6 (1.2) 3Q21 3Q21 3Q21 average volume product mix2 spreads and Latin America and 4Q21 4Q21 4Q21 1 3 1 working capital spread-sensitive liabilities’ margin others spread-sensitive working capital and others operations operations and others (1) Includes capital allocated to business areas (except treasury), in addition to the corporation’s working capital, (2) Changein the composition of assets with credit risk between periods in Brazil, (3) Others considers structured wholesale operations. 4 Corporativo | Interno

2021 guidance vs. actual financial margin with the market financial margin with the market consolidated Brazil between 6.5 bn and 8.0 bn between 3.9 bn and 5.4 bn R$7.7 bn R$4.9 bn 1-year moving average Brazil¹ Latin America² 2.0 in the year in R$ billions 1.7 1.8 1.9 7.7 1.4 1.3 1.2 1.2 1.3 2.5 5.0 1.6 2.0 1.9 4.9 1.3 1.3 1.4 1.5 1.3 1.3 3.2 0.8 1.1 1.1 1.5 0.7 0.7 0.6 0.4 1.0 2.8 0.6 0.4 0.6 0.3 0.5 0.5 0.6 0.7 1.8 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 2020 2021 (1) Includes units abroad ex-Latin America; (2) Excludes Brasil. 5 commissions and insurance

in R$ billions	4Q21	3Q21	Δ	2021	2020	Δ
credit and debit cards	3.6	3.3	11.3%	12.8	11.5	11.8%
card issuance	2.8	2.6	9.7%	10.1	8.8	14.0%
acquiring	0.8	0.7	17.1%	2.7	2.6	4.2%
current account services	2.0	1.9	4.9%	7.5	7.6	-1.8%
asset management[1]	1.4	1.5	-9.5%	5.7	5.6	2.0%
advisory services and brokerage	0.7	1.0	-25.3%	4.3	4.1	5.1%
advisory services and brokerage	0.7	1.0	-25.3%	3.6	2.9	24.5%
result of investment in XP Inc.	-	-	-	0.7	1.2	-39.8%
credit operations and guarantees provided	0.7	0.7	1.1%	2.7	2.3	15.7%
collection services	0.5	0.5	-0.1%	2.0	1.9	6.9%
other	0.5	0.4	16.9%	1.6	1.4	17.3%
Latin America (ex-Brazil)	0.9	0.8	4.2%	3.3	3.0	12.7%
commissions and fees	**10.2**	**10.1**	**1.8%**	**39.9**	**37.2**	**7.1%**
result from insurance operations[2]	**1.7**	**1.5**	**10.1%**	**6.0**	**6.1**	**-1.9%**
commissions and insurance	**11.9**	**11.6**	**2.9%**	**45.8**	**43.3**	**5.8%**
comissions and insurance ex- XP Inc	**11.9**	**11.6**	**2.9%**	**45.1**	**42.1**	**7.2%**

2021 guidance vs. actual
commissions and results from insurance

	consolidated	Brazil
guidance	between 2.5% and 6.5%	between 2.5% and 6.5%
actual	5.8%	5.3%

cards issued

- in 4Q21 record of issued cards: 4.8 million
- transaction volume: +14.8% vs. 3Q21 e +21.2% vs. 4Q20

acquiring

- revenues grow 17.1% in the quarter and 4.2% in the year
- transaction volume: +11.4% vs. 3Q21 and 16.6% vs. 4Q20

investment banking[3]

- in 2021, first place in equity, mergers and acquisitions and local fixed income rankings

insurance[4] | relevant growth in earned premiums

- 9.0% 4Q21 vs. 3Q21
- 9.4% 2021 vs. 2020

(1) Includes fund management fees and "consórcio" management fees, (2) Result from insurance includes the revenues from insurance, pension plan and premium bonds operations net of retained claims and selling expenses; (3) Source Dealogic and Anbima; (4) insurance activities include bancassurance products related to life, property, credit life and third-party policies.

6

credit quality

2021 guidance vs. actual cost of credit

- consolidated — between 19.0 bn and 22.0 bn — R$20.2 bn
- Brasil — between 17.0 bn and 20.0 bn — R$18.2 bn

cost of credit[1]



in R$ billions
annualized cost of credit / loan portfolio[2] - (%)
3.3%
2.8%
1.9%
2.1%
2.2%
2.5%
5.8
6.0
4.1
4.7
5.2
6.2
30.2
20.2
4Q19
4Q20
1Q21
2Q21
3Q21
4Q21
2020
2021

coverage ratio – NPL 90 days (%)



930%
952%
835%
922%
519%
443%
430%
355%
588%
238%
229%
320%
298%
283%
235%
248%
241%
234%
183%
236%
230%
224%
221%
218%
Dec-19
Dec-20
Mar-21
Jun-21
Sep-21
Dec-21
wholesale Brazil
Latin America
total
retail Brazil

15 - 90 days NPL - %



3.1%
2.4%
2.3%
2.3%
1.6%
1.2%
2.4%
1.9%
1.8%
1.8%
1.8%
0.6%
2.8%
2.0%
2.0%
2.0%
1.6%
0.5%
3.9%
2.6%
2.5%
1.9%
1.4%
0.8%
2.4%
1.7%
1.7%
1.7%
1.3%
0.2%
2.7%
1.8%
1.8%
1.5%
1.2%
0.2%
Dec-19
Dec-20
Mar-21
Jun-21
Sep-21
Dec-21

90 days NPL - %



4.8%
3.4%
3.0%
2.3%
1.9%
0.5%
4.2%
2.7%
2.3%
1.7%
1.3%
0.4%
3.9%
2.7%
2.5%
2.3%
1.5%
0.4%
3.6%
2.7%
2.6%
2.3%
1.4%
0.3%
3.6%
2.8%
2.6%
2.6%
2.0%
1.1%
3.8%
2.8%
2.5%
2.3%
1.6%
0.5%
Dec-19
Dec-20
Mar-21
Jun-21
Sep-21
Dec-21
individuals
Brazil
total
very small, small and middle market companies
Latin America
corporate

(1) provision for loan losses + recovery of loans + impairment + discounts granted; (2) average loan portfolio balance with financial guarantees provided and corporate securities considers the last two quarters

7

2021 guidance vs. actual non-interest expenses non-interestexpenses consolidated Brazil between -2.0% and 2.0% between -2.0% and 2.0% 2.0% 0.5% in R$ billions salary efficiency ratio 4Q21 3Q21 D 2021 2020 2019 D 21 x 19 readjustment personnel (5.4) (5.3) 2.1% (20.6) (19.3) (20.0) 3.1% 12.63% 47.6% 47.1% administrative and other(1) (5.7) (5.6) 1.8% (22.4) (23.5) (24.1) -7.3% 45.5% IPCA 44.0% total—Brazil (11.1) (10.9) 1.9% (43.0) (42.8) (44.1) -2.6% 15.0% 45.9% 45.0% consolidated (2) IGPM 43.9% Latin America (ex-Brazil) (2.3) (1.9) 17.3% (8.2) (7.4) (6.5) 26.2% 42.0% Brazil 45.0% non-interest expenses (13.4) (12.8) 4.2% (51.2) (50.2) (50.6) 1.1% 2018 2019 2020 2021 change, highlighting investments 2021 vs. 2020 Investments R$1.6 bn(-3.8%) (8.2) (51.2) (50.2) 7.4 (42.8) (0.6) (1.3) (44.7) 2.1 (0.6) 0.1 (43.0) 2020 Latin Brazil technology business Brazil with efficiency transactional other 2021 Latin 2021 America 2020 investments program Brazil America (1) Includes operating expenses, provision expenses and other tax expenses (Includes IPTU, IPVA, IOF and others. Does not include PIS, Cofins and ISS), (2) Does not consider overhead allocation. 8 Corporativo | Interno

capital 12.9% + 0.7% -0.5% -0.1% 13.0% 1.6% 1.7% 11.3% 11.3% Sep-21 net income in the credit risk – securities AFS -MtM Dec-21 Tier I capital quarter and prudential weighted assets- Tier I capital adjustments portfolio common equity Tier I (CET I) Additional Tier I (AT1) 9

2022 perspectives

macroeconomic outlook 2021 2022e GDP – Brazil1 4.4% -0.5% SELIC (end of year) 9.25% 12.50% Inflation (IPCA) 10.1% 5.5% Formal jobs2 11.7% 13.1% Dollar³ 5.57 5.50 (1) GDP 2021 data projected; (2) measured by PNAD Contínua (IBGE), end of year; (3) end of year. 11 Corporativo | Interno

guidance 2022 Consolidated Brazil¹ total credit portfolio² between 9.0% and 12.0% between 11.5% and 14.5% financialmargin with clients between 20.5% and 23.5% between 22.0% and 25.0% the hedge of the capital ratio financial margin with the market between R$1.0 bn and R$3.0 bn between R$0.3 bn and R$2.3 bn with an impact of approximately R$2 billion costof credit³ between R$25.0 bn and R$29.0 bn between R$23.0 bn and R$27.0 bn commissions and fees and results considers the adjusted 2021 between 3.5% and 6.5% between 4.0% and 7.0% result excluding participation from insurance operations4 in XP Inc. efficiencyratio in Brazil below 40% non-interest expenses between 3.0% and 7.0% between 3.0% and 7.0% in 4Q22. Core cost nominally stable in 2022 effectivetax rate between 30.0% and 33.0% between 31.0% and 34.0% recurringmanagerialROE — sustainableROE around20% capital — tierI capital above risk appetite (1) Includes units abroad ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Composed ofresult from loan losses, impairment and discounts granted; (4) commissions and fees (+) income from insurance, pension plan and 12 premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses.

credit portfolio, margin with clientspanel1 and cost of credit André Rodrigues, retail banking, digital channels and insurance Flávio Souza, Itaú BBA Matias Granata, risk and capital management 2022 guidance total credit financial margin costof Consolidated portfolio withclients credit between 9.0% between 20.5% between R$25.0 bn and 12.0% and 23.5% and R$29.0 bn 13 Corporativo | Interno

panel2 commissions and fees, result from insurance and margin with the market André Sapoznik, payments, operationsand marketing Carlos Constantini, wealthmanagement and services 2022 guidance commissions, fees and financial margin Consolidated result from insurance with the market between 3.5% between R$1.0 bn and 6.5% and R$3.0 bn 14 Corporativo | Interno

technologyand efficiency panel3 Ricardo Guerra, technology Alexsandro Broedel, CFO 2022 guidance non-interest Consolidated expenses between 3.0% and 7.0% 15 Corporativo | Interno

Itaú Unibanco Holding S.A. earnings review 4Q21 São Paulo, February 11th, 2022 additional information

results

in R$ billions

	4Q21	3Q21	Δ	4Q20	Δ	2021	2020	Δ
operating revenues	**33.4**	**31.5**	**6.1%**	**29.2**	**14.6%**	**125.6**	**114.8**	**9.4%**
managerial financial margin	21.2	19.5	8.7%	17.6	20.6%	78.1	70.1	11.5%
financial margin with clients	19.9	17.6	13.2%	16.0	24.3%	70.5	65.1	8.3%
financial margin with the market	1.3	1.9	-32.6%	1.6	-17.1%	7.7	5.0	53.3%
commissions and fees	10.2	10.1	1.8%	9.9	4.0%	39.9	37.2	7.1%
revenues from insurance	2.0	1.9	3.3%	1.7	14.3%	7.6	7.5	1.7%
cost of credit	**(6.2)**	**(5.2)**	**18.5%**	**(6.0)**	**2.8%**	**(20.2)**	**(30.2)**	**-33.0%**
provision from loan losses	(6.8)	(5.5)	23.5%	(5.6)	21.0%	(21.6)	(29.9)	-27.8%
impairment	0.4	0.0	1729.0%	(0.8)	-146.2%	0.4	(1.5)	-130.4%
discounts granted	(0.6)	(0.6)	-1.3%	(0.4)	29.3%	(2.2)	(2.1)	3.5%
recovery of loans written off as losses	0.8	0.9	-4.4%	0.9	-7.5%	3.1	3.3	-5.4%
retained claims	**(0.3)**	**(0.4)**	**-21.1%**	**(0.3)**	**-3.2%**	**(1.6)**	**(1.4)**	**18.2%**
other operating expenses	**(15.4)**	**(14.8)**	**4.2%**	**(15.2)**	**1.5%**	**(58.9)**	**(57.0)**	**3.4%**
non-interest expenses	(13.4)	(12.8)	4.2%	(13.3)	0.3%	(51.2)	(50.2)	2.0%
tax expenses and other	(2.1)	(2.0)	4.2%	(1.9)	10.1%	(7.7)	(6.8)	13.0%
income before tax and minority interests	**11.5**	**11.1**	**3.9%**	**7.6**	**51.0%**	**44.9**	**26.2**	**71.1%**
income tax and social contribution	**(4.0)**	**(4.0)**	**0.5%**	**(2.8)**	**45.8%**	**(16.4)**	**(8.1)**	**103.3%**
minority interests in subsidiaries	**(0.3)**	**(0.3)**	**10.3%**	**0.5**	**-154.8%**	**(1.6)**	**0.4**	**-517.1%**
recurring managerial result	**7.2**	**6.8**	**5.6%**	**5.4**	**32.9%**	**26.9**	**18.5**	**45.0%**

18

business model

the allocation of principal capital (Common Equity Tier 1) in the bank's business is made at **12%**, according to our risk appetite.

in R$ billions	2021					2020					change (2021 vs 2020)				
	Total	Credit	Trading	Insurance & services	Excess capital	**Total**	Credit	Trading	Insurance & services	Excess capital	**Total**	Credit	Trading	Insurance & services	Excess capital
Operating revenues	**125.6**	**67.9**	**2.0**	**55.6**	**0.1**	**114.8**	**62.7**	**1.8**	**50.3**	**(0.1)**	**10.8**	**5.1**	**0.2**	**5.3**	**0.2**
Managerial financial margin	78.1	54.7	2.0	21.4	0.1	70.1	51.1	1.8	17.2	(0.1)	8.1	3.5	0.2	4.2	0.2
Commissions and fees	39.9	13.2	0.0	26.7	-	37.2	11.6	0.0	25.6	-	2.6	1.6	(0.0)	1.1	-
Revenues from insurance [1]	7.6	-	-	7.6	-	7.5	-	-	7.5	-	0.1	-	-	0.1	-
Cost of credit	**(20.2)**	**(20.2)**	**-**	**-**	**-**	**(30.2)**	**(30.2)**	**-**	**-**	**-**	**10.0**	**10.0**	**-**	**-**	**-**
Retained claims	**(1.6)**	**-**	**-**	**(1.6)**	**-**	**(1.4)**	**-**	**-**	**(1.4)**	**-**	**(0.2)**	**-**	**-**	**(0.2)**	**-**
Non-interested expenses and other [2]	**(60.5)**	**(30.2)**	**(0.7)**	**(29.6)**	**0.0**	**(56.6)**	**(27.9)**	**(0.6)**	**(28.2)**	**0.0**	**(3.9)**	**(2.3)**	**(0.1)**	**(1.5)**	**(0.0)**
Recurring managerial result	**26.9**	**10.7**	**0.8**	**15.4**	**0.0**	**18.5**	**3.9**	**0.8**	**14.2**	**(0.3)**	**8.3**	**6.8**	**0.0**	**1.1**	**0.4**
Average regulatory capital	139.3	86.8	2.5	47.3	2.7	129.3	77.0	1.3	52.6	(1.5)	10.0	9.8	1.2	(5.2)	4.2
Value creation	9.3	(0.1)	0.5	9.2	(0.3)	2.6	(5.5)	0.6	7.6	(0.2)	6.7	5.4	(0.2)	1.6	(0.2)
Recurring managerial ROE	19.3%	12.3%	32.2%	32.5%	0.6%	14.5%	5.0%	61.4%	27.1%	-	4.8 p.p.	7.3 p.p.	-29.2 p.p.	5.4 p.p.	-

(1) Revenues from Insurance includes the Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (2) Include Tax Expenses (ISS, PIS, COFINS and other), Insurance Selling Expenses and Minority Interests in Subsidiaries

19

2021 guidance

	Consolidated		Brazil[1]	
	Actual	Forecast	Actual	Forecast
total credit portfolio[2]	18.1%	between **8.5%** and **11.5%**	23.2%	between **12.5%** and **15.5%**
financial margin with clients	8.3%	between **2.5%** and **6.5%**	7.5%	between **3.0%** and **7.0%**
financial margin with the market	R$7.7 bn	between R$**6.5 bn** and R$**8.0 bn**	R$4.9 bn	between R$**3.9 bn** and R$**5.4 bn**
cost of credit[3]	R$20.2 bn	between R$**19,0 bn** and R$**22,0 bn**	R$18.2 bn	between R$**17.0 bn** and R$**20,0 bn**
commissions and fees and results from insurance operations[4]	5.8%	between **2.5%** and **6.5%**	5.3%	between **2.5%** and **6.5%**
non-interest expenses	2.0%	between **-2.0%** and **2.0%**	0.5%	between **-2.0%** and **2.0%**
effective tax rate	36.5%	between **34.5%** and **36.5%**	37.5%	between **34.0%** and **36.0%**

(1) Includes units abroad ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Composed of result from loan losses, impairment and discounts granted; (4) commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses..

20

Itaú Unibanco Holding S.A. earnings review 4Q21 São Paulo, February 11th, 2022

Attachment 03

4Q21 institutional presentation

marketvalue¹ total assets² recurringROE³ US$46.2 bn R$2,166 bn 20.2% _with 97 years of history, most valuable4 Brazilian Brand R$40.5 bn we are a 99.6k employees full-servicebank in Brazil and overseas the best bank to work for in Brazil and winner of LinkedIn’s Diversity award (1) In 02/02/2022; (2) December2021; (3) In 4Q21; (4) 2021 InterbrandRanking 2

we are present in 18 countries of which nineare in Latin America 2021 Recurring Loan 3 4Q21 4 4Q21 main Managerial Portfolio ROE Efficiency Brazil Colombia Paraguay Result Dec/21 2 Ratio highlights (%) Argentina Mexico Peru (BRL million) (BRL billion) (%) Chile Panama Uruguay Brazil 25,079 803.7 20.9% 40.7% Itaú Corpbanca1 654 182.6 9.1% 57.4% we support our clients around the world Argentina 415 10.7 16.8% 70.8% Germany Spain England Bahamas USA Paraguay 371 12.2 23.5% 49.4% Portugal Cayman France Switzerland Uruguay 391 17.8 17.4% 67.4% (1) Includes Chile, Colombia and Panama. (2) Considers financial guarantees provided and private securities. (3) Recurring Managerial ROE calculated by dividing Recurring Managerial Result by Average Equity. (4) Reached by dividing Non-InterestExpenses by the sum of Managerial Financial Margin, Commissions and Fees, Result of Insurance, Pension Plan and Premium Bonds Operations and Tax Expenses (ISS, PIS, COFINS and Other). Note: Latin America (ex-Brazil) information is presented in nominal currency. 3 with the most complete portfolio of products and services ...and brands and partnerships to Private Bank Ultra serve different profiles >BRL5 million in total > BRL4 billion investment some of our brands and partnerships Personnalité checking accounts Large >BRL15k or > BRL500 >BRL250 k million up to in total cards pension plans BRL4 billion investments investments mortgage premium bonds Uniclass consórcio Middle >BRL4 k insurance > BRL30 million up to BRL15k up to BRL500 vehicles million Itaú branches Very Small and up to BRL4k Small Companies up to BRL30 million personal payroll loans investment acquiring working credit banking capital Individuals Companies 4 The values mentioned above for individuals refer to monthly income and the values for companies refer to annual revenue, except when indicated

our clients choose how they want to be served

physical

more than 4.1 k
branches

more than 45 k
ATMs

in Brazil and in the rest of our Latin American[1] operations remote

223 digital branches

- **WhatsApp**
- **email**
- **telephone**
- **chat**
- **click to human**
- **Bankline**
- **Mobile banking**
  100 % functionality in the app

the online account opening flow grew 114% yoy[4]
products and services digital acquisition[3] up +2.8x yoy[4]

we serve clients **how, when and where they want to**

(1) Argentina, Chile, Colombia, Paraguay and Uruguay, (2) for individuals; (3) It includes: unsecured loans, payroll loans, personalized credit, renegotiation, investments, funds, time deposits, savings accounts, pension plans, foreign exchange, premium bonds, credit card, *consórcio*, overdraft, card bill installment, and card protection, residential, travel, credit life insurance policies; (4) 4Q21vs4Q20

5

ourability to adapt, innovate and change Click here for has enabled us to get where we are now more info one of the four top data purchaseof ZUP processing firstbank mergerof speeds up digital Casa Moreira Banco Itaú and centersin Brazil transformation Salles 1983 with no Unibanco is set up (Unibanco) first ATM in physical creates the opens in 1924 Brazil branches in Brazil’s largest Itaú announces and Banco Brazil, the private bank a BRL11.1 billion newBrazilian beyond Central de Banco1.net investment in marketplace is Payment banking Crédito (Itaú) in 1979 technology, launched System is set up (iPhone 1943 Itautecis innovation and forever) is created client service launched 1924 1960 1970 1980 1990 1995 2002 2007 2008 2012 2014 2019 2020 2021 change in regulation mobile (PIX and Open Finance) banking firstcredit in Brazil fintechs banking first Internet firstiPhone and debit start to gain automation providers is launched • new client solutions developed cards momentum begins • checkingaccount fees package 2003 itiis optimization Itaú • new products launched (Íon) acquisition of BBA launches launched Technical gives rise to the Operations the first largest investment banking Center (CTO) is bank in Brazil set up app Events in Brazil and in the world Itaú Unibanco 6 solid governance Click here for governance pillars more info ensures business sustainability Meritocracy-based Focus on performance and Decisions made jointly management long-term value creation family control, professional IUPAR Family control ensures a long-term vision management and listed capital Itaú Unibanco Holding S.A. Stockholders’ Meeting Deliberates on significant topics Fiscal Council Board of Directors Responsible for defining strategy we have eight committees reporting directly 3 Effective Members to the Board of Directors 3 Alternate Members 12 members 8 committees 2 Co-Chairmen 1. Audit 5. Social Responsibility 1 Vice Chairman 2. Compensation 6. Related Parties 9 Members (5 independent) 3. Personnel 7. Risk and Capital Management 4. Strategy 8. Nomination and Corporate Governance Partners’ program Executive Committee Professional management for strategy and day-to-day long-term incentives 12 members execution 7 supported by our risk culture, we operate based on strict models

A three line-of-defense model: business areas have the primary responsibility for risk management, followed then by the risk department and at last by the audit area, reporting directly to the Board of Directors



Capital and Risk Management Committee
Monthly risk appetite monitoring
Board of Directors
Audit Committee
Discussion of metrics and the outcome of Risk Appetite, as well as the main risks factors
Internal Audit
3rd line of defense
Independent review of the activities developed by the institution
Itaú
Itaú Unibanco Holding
Business departments
1st line of defense
Manages the risks generated, responsible for identifying, assessing, controlling and reporting
Risk department
2nd line of defense
Ensures that risks are managed and sustained on the principles of risk management:
• Risk appetite
• Policies
• Procedures
• Disseminating risk culture in business

risk appetite

Defines the nature and level of the risks acceptable to our organization, delimiting the conditions in which management will strive to maximize value creation, consisting of a four-layer structure:

(1) risk management principles
(2) board of Directors' statement
(3) risk and metrics dimensions
(4) coordinate the set of risk taking guidelines

It is monitored, discussed and reported periodically to the executive levels, Board of Directors and Audit Committee

Where is Risk Appetite inserted?



risk appetite
global limits
specific limits
authority levels and policies
Board of Directors
Executive Level

8

1. Client Centricity 2. Digital Transformation We want to be the benchmark in satisfaction, Technology is the great enabler of transforming our culture so that the client is at this transformation, leveraging our the center of everything. commercial potential. Our actions and efforts are designed for our We invest tirelessly to find the best cultural transformation clients’ satisfaction, a key metric for the entire services and solutions for our clients. tobuild a more efficient, organization. simple and agile bank for our clients 3. Efficiency 4. Growth Key to be competitive in pricing and agile Expand the client base and intensify in customer service. the relationship with our clients, in This ranges from internal process addition to offering solutions that go automation to new ways of interacting beyond traditional banking needs with customers. aiming to maximize the customer experience. 9 the client is at the center of everything we do

Our commitment: to serve our clients where, when and how they want to be served

_Omnichannel

Access to the same type of service regardless of channel

_Phygital

Freedom to choose the type of relationship: we are a digital bank with the advantage of in-person service

Itaú Escuta

_proactive contact to understand the client experience
> than 520 thousand feedbacks[1]

Ituber Visita

_executives experience our clients' day-to-day banking activities in all service channels
>290 visits[1]

Papo de Cliente

> than 14 k initiatives[1] based on client feedback to improve their experience products and services

_the most complete shelf of the Brazilian financial sector, using data to provide the best offer

_personal finance platform and an app that transformed the investment journey (íon)

1: In 2021

satisfied clients create more value

Global NPS



+ 15 points
+ 20 points
+ 25 points
2021 vs 2018
2022 vs 2018
2023 vs 2018

_we want to be among the **world's best companies in client satisfaction**

10

technology enabling our clients to have the best service

focus on solving clients' issues quickly

+ cloud | artificial intelligence and machine learning | big data & analytics | agile management | communities

> applying technologies to solve problems with speeds and using data to develop products for a **better experience for our customers**

we work with multidisciplinary teams under the communities model that include members from the business, technology, operations, UX departments, among others.

In 2022

21,000 employees

100% of eligible employees

systems update

ambition

update and migrate 50% of more than 4,000 services to the cloud by the end of 2022

_improved efficiency and speed in data structuring and use

_flexible and adaptable platform designed to evolve

agile delivery

partial results

we reduced new feature lead time by 89% (2021x2020)

_our deliveries are aligned with our clients' needs

_our work models deliver outstanding outcomes

tech hub

Itaú + Cubo[1]

> 35 projects between the bank and Cubo startups

_> than 350 startups and 35 large corporate partnerships resulting in + 1000 matches made (+53% YoY)

_launched Agro Hub and Cubo smart mobility with over eight large corporations and over 25 startups

[1] In 2021

11

client centricity and digital transformation with efficiency gains our commitment: developing and implementing structural efficiency gains initiatives continuous investing in technology

2021 vs 2018

+ 2x solution development investments

- 32% infrastructure costs

strengthening culture

ongoing challenging activities and processes to seek efficiency gains

_goal

progressively reducing the bank's core costs in the coming three years

_>1,200 planned initiatives

reviewing, streamlining and optimizing processes, automating activities, using data and analytics

> 930 initiatives under implementation

we create value in a consistent way

non-interest expenses growing at a slower pace than inflation



46.4%
47.6%
45.5%
47.1%
44.0%
0.9%
5.0%
2.5%
-0.9%
2.0%
-2.0%
1.2%
-1.7%
-5.2%
-7.3%
2017
2018
2019
2020
2021
efficiency ratio
non-interest expenses growth compared to the same period of the previous year non-interest expenses growth compared to the same period of the previous year (deflated by IPCA[1])

[1]IPCA: Brazilian consumer price index

12

leadership in several business and growth opportunities

Mortgage

Ranked #1 among private banks

21.1% market share in Nov/21[1]

Demand for **30.7 million** new households by **2030**[2]

Housing deficit of **5.8 million**[3] in Brazil

Mortgage loans/ Brazil's GDP[4]



+ 6.4 p.p.
3.4%
8.3%
9.6%
9.8%
2010
2015
2020
2021

USA: **48%** | Chile: **28%**[8]

Cards

Market leader

29.3% market share in revenue in Sep/21

The most complete complete shelf of cards

Growth estimated at **20%** and share in household consumption at **52.9%** in **2022**
+6 p.p. vs 2020[5]

Agribusiness

Our credit portfolio grew **over 35%**, per year, in the last two years

Strong growth agenda in the coming years

Agribusiness GDP has doubled in ten years

27% of Brazil's GDP in 2020

from +3% to 5% growth in agribusiness GDP in **2022** vs 9.4% in 2021[6]

Payroll Loans

12.4% market share in credit porfolio in Nov/21

Ranked **#1** in private sector and INSS (Sep/21)[7]

with growth opportunities in the public sector

SMEs

#2 in Brazil

Full ecosystem of products and services

[1] In origination
[2] Brazilian Association of Real State Developers (ABRAINC - Associação Brasileira de Incorporadoras Imobiliárias), 2020. https://www.abrainc.org.br/abrainc/2020/09/29/abrainc-brasil-tera-demanda-por-mais-307-milhoes-de-novas-residencias-ate-2030/
[3] Fundação João Pinheiro, 2021. 2019 data. http://fjp.mg.gov.br/deficit-habitacional-no-brasil/
[4] Source: Central Bank of Brazil
[5] Brazilian association of services and credit card companies (ABECS - Associação Brasileira das Empresas de Cartões de Crédito e Serviços): https://www.abecs.org.br/
[6] Agriculture and Lifestock confederation (CAN - Confederação da Agricultura e Pecuária do Brasil) , 2021. Agribusiness GDP data in 2021 estimated by the entity. https://www.cnabrasil.org.br/noticias/cna-preve-safra-recorde-e-custos-de-producao-elevados-em-2022
[7] Competitive comparisons are released quarterly
[8] 2020

13

leadership in several business and growth opportunities

rede

23.9%
market share in acquiring in Sep/21

#2 player

TPV in Brazil estimated at **BRL3 trillion** in **2022** vs 1.8 trillion by Sep/21[1]

Asset Management

Largest private asset manager in Latin America

11.4% market share in Dec/21[2]

>BRL2 trillion AUM

13 times elected as
Best fund manager
(by Guia de Fundos FGV)

Open platform with proprietary and third-party products

ion — Investment app with all products in one place

Insurance

Potential growth in the sector

Complete portfolio with proprietary and third-party products

>20 products and services sold on our open platform and **>15** partners revenue/GDP (%)



2.9
3.0
3.2
3.3
3.4
3.7
3.8
3.8
3.6
3.8
3.7
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020

Chile: **4.5** | EUA: **11.5**

Investment Banking

13 consecutive years in the Top 3 in Brazil of M&A, DCM and ECM[3] (by Dealogic and Anbima)

#1 in M&A, DCM and ECM

In 2021, we advised 52 transactions in Brazil, totaling **BRL190 billion** in mergers and acquisitions

Distributed volume of **BRL41 billion** until Nov/21 in local fixed income

In 2021, we participated in 63 variable income operations, totaling **BRL23 billion**

[1] Brazilian association of services and credit card companies (ABECS - Associação Brasileira das Empresas de Cartões de Crédito e Serviços): https://www.abecs.org.br/
[2] ANBIMA Ranking
[3] M&A, DCM and ECM correspond to "Mergers and Acquisitions", "Debt Capital Markets" and "Equity Capital Markets" respectively.

14

growth alongside innovation new products, channels and client strength of client solutions services launched base relationship offer new products and Itaú services Meu Negócio investment solutions rewards relationship platform program platform platform that goes beyond the a rewards program a free of charge account for with a full range of products that fits banking needs of our with benefits in clients demanding simple every investor’s profile needs, available clients products, services, products and services through personalized digital and human and cashback interaction channels, with the capability 14.6 million clients in 2021 to be an investment aggregator > 500,000 clients with dedicated service Beyondbanking: anecosystem of partnerships to serve all the needs of our clients 15

ESG initiatives integrated into business ensure the bank’s Click here for more info sustainability strategy based on tenpositive impact commitments financial inclusion and financing positive responsible transparency in citizenship entrepreneurship impact sectors + investment communication To take care of people’s To support To finance sectors of the To offer products and To reinforce the financial health entrepreneurship economy that encourage services for a more transparency to enhance social social and environmental sustainable of our business beyond the development development economy financial results inclusive management ethics in relations responsible Amazon private social (employees) and business management To preserve and investment To promote a diverse, To maintain an ethical To work with more promote apositive To reaffirm our pact with inclusive and healthy work financial ecosystem ecoefficiency and good impact in the region Brazilian society environment practices in our value chain 16

ESG initiatives integrated into business ensure the bank’s Click here for more info sustainability discoversome of our initiatives business corporatebehavior accountability BRL400 billion for sustainable Itaú Unibanco is the best bank to We are among the most development up to 2025 work for in Brazil transparent companies in ESG Fixed and variable-income ESG One of the ten best companies for APIMEC/IBRI Award for best IR practice portfolios for different investor profiles professionals with disabilities and best IR professional 14.6 million accounts with iti Training for trans developers country development Itaú signs up to the Net-Zero Amazon Plan in partnership with Bradesco Commitment by 2050 and Santander Todos pela Saúde Institute 17 solid results and 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 sustainable value BRL billion creation recurring managerial result value creation cost of capital 18 higher revenue with a cost discipline financial margin with clients financial margin with the market cost of credit 24.3% 17.1% 2.8% 4Q21 4Q21 4Q21 4Q21 vs. 4Q20 4Q21 vs. 4Q20 4Q21 vs. 4Q20 BRL19.9 bn 13.2 % BRL1.3 bn 32.6 % BRL6.2 bn 18.5% 4Q21 vs. 3Q21 4Q21 vs. 3Q21 4Q21 vs. 3Q21 2021 8.3% 2021 53.3% 2021 33.0 % BRL70.5 bn 2021 vs. 2020 BRL7.7 bn 2021 vs. 2020 BRL20.2 bn 2021 vs. 2020 62.2 63.6 69.1 65.1 6.3 5.5 5.6 5.0 18.0 14.1 18.1 30.2 2017 2018 2019 2020 2017 2018 2019 2020 2017 2018 2019 2020 ( BRL billion ) ( BRL billion) ( BRL billion ) commissions and insurance non-interest expenses recurring managerial result 5.8% 0.3% 32.9% 4Q21 4Q21 4Q21 BRL11.9 bn 4Q21 vs. 4Q20 BRL13.4 bn 4Q21 vs. 4Q20 BRL7.2 bn 4Q21 vs. 4Q20 2.9% 4.2% 5.6% 4Q21 vs. 3Q21 4Q21 vs. 3Q21 4Q21 vs. 3Q21 2021 5.8% 2021 2.0% 2021 45.0 % BRL45.8 bn 2021 vs. 2020 BRL51.2 bn 2021 vs. 2020 BRL26.9 bn 2021 vs. 2020 39.3 41.4 43.9 43.3 47.0 49.4 50.6 50.2 24.9 25.7 28.4 18.5 2017 2018 2019 2020 2017 2018 2019 2020 2017 2018 2019 2020 (BRL billion ) ( BRL billion ) ( BRL billion ) 19 without overlooking risk management credit portfolio¹ 90 days NPL 15-90 days NPL coverage ratio Dec-21 Dec-21 Dec-21 Dec-21 BRL1,027 bn 2.5% 1.8% 241% 6.7% 18.1% 0.1 p.p. 0.2 p.p. 0.1 p.p. 0.0 p.p. 7.0 p.p. 79.0 p.p. Dec-21 vs. Sep-21 Dec-21 vs. Dec-20 Dec-21 vs. Sep-21 Dec-21 vs. Dec-20 Dec-21 vs. Sep-21 Dec-21 vs. Dec-20 Dec-21 vs. Sep-21 Dec-21 vs. Dec-20 617 655 723 869 3.1 2.9 3.0 2.3 2.7 2.3 2.3 1.8 245 221 229 320 Dec-17 Dec-18 Dec-19 Dec-20 Dec-17 Dec-18 Dec-19 Dec-20 Dec-17 Dec-18 Dec-19 Dec-20 Dec-17 Dec-18 Dec-19 Dec-20 ( BRL billion ) ( % ) ( % ) ( % ) funding² LCR³ NSFR 4 tier I capital ratio Dec-21 Dec-21 Dec-21 Dec-21 BRL1,121 bn 159.1% 121.1% 13.0% 3.7% 4.9% 12.0 p.p. 35.5 p.p. 0.5 p.p. 4.9 p.p. 0.1 p.p. 0.2 p.p. Dec-21 vs. Sep-21 Dec-21 vs. Dec-20 Dec-21 vs. Sep-21 Dec-21 vs. Dec-20 Dec-21 vs. Sep-21 Dec-21 vs. Dec-20 Dec-21 vs. Sep-21 Dec-21 vs. Dec-20 664 688 760 1,069 190 172 149 195—128 122 126 15.3 15.9 14.4 13.2 Dec-17 Dec-18 Dec-19 Dec-20 Dec-17 Dec-18 Dec-19 Dec-20 Dec-17 Dec-18 Dec-19 Dec-20 Dec-17 Dec-18 Dec-19 Dec-20 ( BRL billion ) ( % ) ( % ) ( % ) ¹ Includes financial guarantees provided and corporate securities. ² Deposits + Debentures + Securities + Borrowings and Onlending. ³ LCR -Liquidity Coverage Ratio; 4 NSFR -Net Stable Funding Ratio. 20

capital structure suitable for Our Tier I capital target: 13.5% carrying out our growth strategy Tier 1 (T1) = CET1 + AT1 T1= 9.0% T1= 13.5% T1= 13.0% Itaú Unibanco Minimum required capital Common Additional Tier II Equity Tier 1 Tier I (AT1) (CET1) 21 ¹ Composed by, at least, 12% CET1.

diversified shareholders base with high liquidity Free float* | Non-voting shares 28% 27% 25% 4.8 billion Daily average volume of shares traded (BRL million) – ITUB4 of shares 38% 38% 39% 488 k 1,048 direct shareholders Brazilians B3 893 732 in December2021 36% 36% Foreigners B3 34% NYSE 4Q19 4Q20 4Q21 4Q19 4Q20 4Q21 (*) Excluding controlling shareholders and treasury we are listed at B3 we are the only Latin America bank making up the Dow Jones Sustainability Index since it was launched and NYSE and make up top market indices 22

2022 guidance

	Consolidated	Brazil[1]	
total credit portfolio[2]	between 9.0% and 12.0%	between 11.5% and 14.5%	
financial margin with clients	between 20.5% and 23.5%	between 22.0% and 25.0%	
financial margin with the market	between R$1.0 bn and R$3.0 bn	between R$0.3 bn and R$2.3 bn	the hedge of the capital ratio with an impact of approximately R$2 billion
cost of credit[3]	between R$25.0 bi and R$29.0 bn	between R$23.0 bn and R$27.0 bn	
commissions and fees and results from insurance operations4	between 3.5% and 6.5%	between 4.0% and 7.0%	considers the adjusted 2021 result excluding participation in XP Inc.
non-interest expenses	between 3.0% and 7.0%	between 3.0% and 7.0%	efficiency ratio in Brazil below 40% in 4Q22. Core cost nominally stable in 2022
effective tax rate	between 30.0% and 33.0%	between 31.0% and 34.0%	
recurring managerial ROE	-	-	sustainable ROE around 20%
capital	-	-	tier I capital above risk appetite

Note:2022 guidace based on the macroeconomic forecast in 02/10. For more details, please refer to the 4Q21 conference call.(1) Includes units abroad ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Composed of result from loan losses, impairment and discounts granted; (4) commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses..

23

Investor Relations (11) 2794-3547 | ri@itau-unibanco.com.br | www.itau.com.br/ri